Exhibit 99.1

Agora, Inc. Reports First Quarter 2022 Financial Results

SANTA CLARA, Calif., May 23, 2022 (Globe Newswire) – Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced its financial results for the first quarter ended March 31, 2022.

“We delivered robust results in the first quarter as we navigated through a complex and fast-evolving market environment. Strong revenue growth momentum continued in markets such as Middle East, Southeast Asia and Europe as developers increasingly choose our platform to create immersive real-time engagement experiences.” said Tony Zhao, founder, chairman and CEO of Agora. “We are particularly excited to see a long-lasting shift of people’s mindset and behavior as they continued to accelerate online migration and spend more time in virtual engagement sessions, even in regions where lives have predominantly returned to pre-pandemic norms.”

First Quarter 2022 Highlights

•	Total revenues for the quarter were $38.6 million, a decrease of 4.1% from $40.2 million in the first quarter of 2021.
•	Active Customers as of March 31, 2022 were 2,706, excluding those for Easemob, an increase of 16.4% from 2,324 as of March 31, 2021.
•	Constant Currency Dollar-Based Net Expansion Rate, excluding Easemob, was 95% for the trailing 12-month period ended March 31, 2022.
•

Net loss for the quarter was $26.9 million, compared to net loss of $14.7 million in the first quarter of 2021. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net loss for the quarter was $16.9 million, compared to the non-GAAP net loss of $4.3 million in the first quarter of 2021. Adjusted EBITDA for the quarter was negative $16.4 million, compared to negative $3.7 million in the first quarter of 2021.

•	Total cash, cash equivalents and short-term investments as of March 31, 2022 was $717.5 million.
•

Net cash used in operating activities for the quarter was $15.9 million, compared to $2.7 million in the first quarter of 2021. Free cash flow for the quarter was negative $17.0 million, compared to negative $8.0 million in the first quarter of 2021.

First Quarter 2022 Financial Results

Revenues

Total revenues were $38.6 million in the first quarter of 2022, a decrease of 4.1% from $40.2 million in the same period last year, primarily due to the decreased usage in the K-12 academic tutoring sector in China as a result of the implementation of the new online education regulation, which was offset in part by our global business expansion and usage growth in other sectors and regions.

Cost of Revenues

Cost of revenues was $14.5 million in the first quarter of 2022, a decrease of 13.9% from $16.9 million in the same period last year, primarily due to the decrease in bandwidth and co-location costs.

Gross Profit and Gross Margin

Gross profit was $24.1 million in the first quarter of 2022, an increase of 3.0% from $23.4 million in the same period last year. Gross margin was 62.4% in the first quarter of 2022, an increase of 4.3% from 58.1% in the same period last year, primarily due to the implementation of technical and infrastructural optimizations.

Operating Expenses

Operating expenses were $54.1 million in the first quarter of 2022, an increase of 36.4% from $39.7 million in the same period last year.

•

Research and development expenses were $31.0 million in the first quarter of 2022, an increase of 23.1% from $25.2 million in the same period last year, primarily due to increased personnel costs as we continue to build our research and development team, including an increase in share-based compensation from $3.8 million in the first quarter of 2021 to $5.4 million in the first quarter of 2022.

•

Sales and marketing expenses were $13.9 million in the first quarter of 2022, an increase of 58.6% from $8.7 million in the same period last year, primarily due to increased personnel costs as we continue to build our sales and marketing team, including an increase in share-based compensation from $1.0 million in the first quarter of 2021 to $1.9 million in the first quarter of 2022.

•

General and administrative expenses were $9.2 million in the first quarter of 2022, an increase of 61.3% from $5.7 million in the same period last year, primarily due to increased personnel costs as we continue to build our team, including an increase in share-based compensation from $1.2 million in the first quarter of 2021 to $1.8 million in the first quarter of 2022, as well as higher expected credit loss compared to the same period last year.

Other Operating Income

Other operating income was $1.0 million in the first quarter of 2022, compared to $0.3 million in the same period last year, primarily due to refund of individual income tax.

Loss from Operations

Loss from operations was $29.0 million in the first quarter of 2022, compared to $16.0 million in the same period last year.

Interest income

Interest income was $1.8 million in the first quarter of 2022, compared to $2.0 million in the same period last year, primarily due to a decrease in the average balance of cash and cash equivalents and short-term investments.

Net Loss

Net loss was $26.9 million in the first quarter of 2022, compared to $14.7 million in the same period last year.

Net Loss per American Depositary Share attributable to ordinary shareholders

Net loss per American Depositary Share (“ADS”)1 attributable to ordinary shareholders was $0.24 in the first quarter of 2022, compared to $0.14 in the same period last year.

Share Repurchase Program

During the quarter ended March 31, 2022, we repurchased approximately 3.5 million of our class A ordinary shares (equivalent to approximately 0.9 million ADSs) for approximately US$8.0 million under our share repurchase program, representing 4% of our US$200 million share repurchase program. As of March 31, 2022, we had approximately 463.5 million ordinary shares (equivalent to approximately 115.9 million ADSs) issued and outstanding. Our current share repurchase program will expire by the end of February 2023.

Executive Leadership Update

Agora today announced that Roger Hale, the former chief security officer at BigID, a data-centric personal data privacy and protection company, will join Agora as its chief security officer. Hale will work with executive management to navigate compliance and security, and determine risk management and security best practices for the organization. He will also serve as the process owner of all assurance activities related to the availability, integrity and confidentiality of customer, business partner, employee and business information in compliance with Agora's information security and business compliance policies. Hale will report directly to Agora CEO Tony Zhao.

“Security and compliance have never been more critical than it is today,” said Tony Zhao, founder, chairman and CEO of Agora. “In his position at Agora, Roger will further develop and maintain a company-wide information security management program. With an impressive track record and so many years of experience and expertise, we’re excited to welcome him to the team.”

Financial Outlook

Based on currently available information, Agora maintains the previous guidance that total revenues for the fiscal year ending December 31, 2022 are estimated to be between $176 million and $178 million. This outlook reflects Agora’s current and preliminary views on the market and operational conditions, and the outlook ranges for the year ending December 31, 2022 reflect various assumptions that are subject to change based on uncertainties, including but not limited to the impact of the COVID-19 pandemic.

[1]	One ADS represents four Class A ordinary shares.

Earnings Call

Agora will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9:00 p.m. Eastern Time on May 23, 2022. Details for the conference call are as follows:

Event title: Agora, Inc. 1Q 2022 Financial Results

Conference ID: 3177973

Direct Event online registration: http://apac.directeventreg.com/registration/event/3177973

Please register in advance of the conference using the link provided above. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

A digital recording of the conference call will be available for replay two hours after the call’s completion (dial-in number: US 18554525696, International +61 2 81990299; same conference ID as shown above).

Please visit Agora’s investor relations website at https://investor.agora.io/investor-relations on May 23, 2022 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

Agora has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Agora uses these non-GAAP financial measures internally in analyzing its financial results and believes that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing Agora’s financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets. Agora believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets that it includes in its cost of revenues, total operating expenses and net income (loss). Agora believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with Agora’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of Agora’s historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of Agora’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Agora defines non-GAAP net income (loss) as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets.

Adjusted EBITDA

Agora defines Adjusted EBITDA as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses and amortization expenses of acquired intangible assets.

Free Cash Flow

Agora defines free cash flow as net cash provided by operating activities less purchases of property and equipment. Agora considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

Agora also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

Agora defines an active customer at the end of any particular period as an organization or individual developer from which Agora generated more than $100 of revenue during the preceding 12 months. Agora counts customers based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Constant Currency Dollar-Based Net Expansion Rate

Agora calculates Dollar-Based Net Expansion Rate for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period.

Constant Currency Dollar-Based Net Expansion Rate is calculated the same way as Dollar-Based Net Expansion Rate but using fixed exchange rates based on the daily average exchange rates prevailing during the prior 12-month period to remove the impact of foreign currency translations. Agora believes Constant Currency Dollar-Based Net Expansion Rate facilitates operating performance comparisons on a period-to-period basis as Agora does not consider the impact of foreign currency fluctuations to be indicative of its core operating performance.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video, voice and chat experiences into their applications. Agora maintains dual headquarters in Shanghai, China and Santa Clara, California.

For more information, please visit: www.agora.io.

Investor Contact:

Fionna Chen

investor@agora.io

Media Contact:

Suzanne Nguyen

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	March 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	230,230	285,668
Short-term investments	487,279	469,636
Accounts receivable, net	29,910	32,619
Prepayments and other current assets	7,817	8,801
Contract assets	1,327	962
Total current assets	756,563	797,686
Property and equipment, net	17,911	19,194
Operating lease right-of-use assets	6,474	7,436
Intangible assets	6,119	6,697
Goodwill	56,142	56,142
Long-term investments	67,882	53,925
Other non-current assets	5,271	3,919
Total assets	916,362	944,999

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	6,436	5,309
Advances from customers	9,201	9,068
Taxes payable	1,209	2,435
Current operating lease liabilities	3,748	3,957
Accrued expenses and other current liabilities	52,717	53,034
Total current liabilities	73,311	73,803
Long-term payable	540	495
Long-term operating lease liabilities	2,520	3,452
Deferred tax liabilities	904	988
Total liabilities	77,275	78,738

Shareholders' equity:

Class A ordinary shares	38	37
Class B ordinary shares	8	8
Additional paid-in-capital	1,107,258	1,099,369
Treasury shares, at cost	(8,026)	-
Accumulated other comprehensive income	3,053	3,149
Accumulated deficit	(263,244)	(236,302)
Total shareholders' equity	839,087	866,261
Total liabilities and shareholders’ equity	916,362	944,999

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended March 31,
	2022	2021
Real-time engagement service revenues	37,057	39,487
Other revenues	1,528	738
Total revenues	38,585	40,225
Cost of revenues	14,511	16,853
Gross profit	24,074	23,372
Operating expenses:
Research and development	31,034	25,216
Sales and marketing	13,856	8,735
General and administrative	9,230	5,721
Total operating expenses	54,120	39,672
Other operating income	1,038	288
Loss from operations	(29,008)	(16,012)
Exchange gain (loss)	266	(695)
Interest income	1,836	2,036
Investment income	-	1
Loss before income taxes	(26,906)	(14,670)
Income taxes	3	(21)
Equity in loss of affiliates	(41)	-
Net loss	(26,944)	(14,691)
Net loss attributable to ordinary shareholders	(26,944)	(14,691)
Other comprehensive loss:
Foreign currency translation adjustments	2	(124)
Unrealized loss on available-for-sale debt securities	(97)	-
Total comprehensive loss attributable to ordinary shareholders	(27,039)	(14,815)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.24)	(0.14)
Weighted-average shares outstanding used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	451,058,043	431,636,717

Share-based compensation expenses included in:
Cost of revenues	246	133
Research and development expenses	5,353	3,760
Sales and marketing expenses	1,947	956
General and administrative expenses	1,835	1,226

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended March 31,
	2022	2021
Cash flows from operating activities:
Net loss	(26,944)	(14,691)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	9,381	6,075
Allowance for current expected credit losses	1,272	523
Depreciation of property and equipment	2,473	1,899
Amortization of intangible assets	579	207
Deferred tax expense	(84)	(30)
Amortization of right-of-use asset and interest on lease liabilities	1,077	795
Change in the fair value of investments	(35)	(50)
Interest income on debt securities	(99)	-
Equity in loss of affiliates	41	-
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	1,547	(6,956)
Contract assets	(360)	(128)
Prepayments and other current assets	885	(802)
Other non-current assets	(772)	150
Accounts payable	1,182	4,463
Advances from customers	96	24
Taxes payable	(1,232)	(440)
Operating lease liabilities	(1,370)	(1,027)
Accrued expenses and other liabilities	(3,498)	7,246
Net cash used in operating activities	(15,861)	(2,742)
Cash flows from investing activities:
Purchase of short-term investments	(243,745)	(193,481)
Proceeds from sale and maturity of short-term investment	226,133	50,000
Purchase of long-term investments	(13,930)	-
Purchase of property and equipment	(1,172)	(5,233)
Purchase of intangible assets	-	(165)
Cash paid for an acquisition	-	(1,419)
Net cash used in investing activities	(32,714)	(150,298)
Cash flows from financing activities:
Proceeds from the private placement, net of issuance costs paid	-	250,000
Proceeds from exercise of employees’ share options	623	1,035
Repurchase of Class A ordinary shares	(7,603)	-
Net cash (used in) provided by financing activities	(6,980)	251,035
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	116	317

Net (decrease) increase in cash, cash equivalents and restricted cash	(55,439)	98,312
Cash, cash equivalents and restricted cash at beginning of period *	285,825	111,298
Cash, cash equivalents and restricted cash at end of period **	230,386	209,610
Supplemental disclosure of cash flow information:
Cash payments included in the measurement of operating lease liabilities	1,370	1,027
Right-of-use assets obtained in exchange for operating lease obligations	-	413
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	210	314
Deposits utilized for employees’ share option exercises	7	-
Payables for deferred financing cost	610	-
Payables for property and equipment	527	359
Payables for treasury shares, at cost	423	-
Payables for issuance costs of the private placement	-	50
Payables for acquisition	-	53,350

* Includes restricted cash balance	156	80
** includes restricted cash balance	156	156

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended March 31,
	2022	2021
GAAP net loss	(26,944)	(14,691)
Add:
Share-based compensation expense	9,381	6,075
Acquisition related expenses	156	4,122
Amortization expense of acquired intangible assets	556	192
Income tax related to acquired intangible assets	(84)	(30)
Non-GAAP net loss	(16,935)	(4,332)

Net loss	(26,944)	(14,691)
Excluding:
Exchange gain (loss)	266	(695)
Interest income	1,836	2,036
Investment loss	-	1
Equity in loss of affiliates	(41)	-
Income taxes	3	(21)
Depreciation of property and equipment	2,473	1,899
Share-based compensation expense	9,381	6,075
Acquisition related expenses	156	4,122
Amortization expense of acquired intangible assets	556	192
Adjusted EBITDA	(16,442)	(3,724)

Net cash used in operating activities	(15,861)	(2,742)
Purchase of property and equipment	(1,172)	(5,233)
Free Cash Flow	(17,033)	(7,975)
Net cash used in investing activities	(32,714)	(150,298)
Net cash (used in) provided by financing activities	(6,980)	251,035